03037167

REDCORP

FILE No. 82-1824

03 NOV -6 AM 7:21

SUPPL

NEWS RELEASE

October 28, 2003

News Release 03-13

Assays Received for New Massive Sulphide Lens

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the latest drill results from the ongoing drill program at the Tulsequah Chief project in northwestern BC. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

New assay information has been received for holes TCU03086 and TCU03087, which have continued to expand the extent of a previously unknown massive sulphide lens located stratigraphically above, and to the west of, the main deposit. As previously reported, hole TCU03086 encountered narrow base-metal-rich mineralization which was cut off by the 4400E fault zone. Hole TCU03087 intersected 7.7 meters of massive to semi-massive sulphides with high pyrite content, including a **2.9 meter section which assayed 0.31 grams per tonne gold, 21.2 grams per tonne silver, 2.47% lead and 5.50% zinc.**

Additional holes TCU03088 and TCU03089 have also been completed on the new horizon, both of which have intersected narrow thicknesses of massive and semi-massive sulphides. Assay information is pending. Two more holes are planned to evaluate the lens with further step-outs down plunge. The Company is very encouraged by the continuity of this new lens and its potential to develop into a significant new deposit. The new lens target area remains completely open to the west and down plunge.

Hole #	Zone	From (m)	To (m)	Length	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU03086	new	240.6	241.4	0.8	0.70	15.40	0.70	0.19	4.05
TCU03087	new	314.9	322.6	7.7	1.00	22.40	0.18	1.12	2.63
incl		319.7	322.6	2.9	0.31	21.20	0.09	2.47	5.50

Currently, hole TCU03090 is testing the up-dip projection of a wide zone of high-grade gold mineralization which was intersected earlier in the program in hole TCU03077. As previously reported, this intersection assayed 14.58 g/tonne gold and 439.28 g/tonne silver over 7.6 meters. On completion of this hole the drill will be moved to the northernmost drill station on the 5400 north crosscut in order to provide a better intersection angle for the remaining two holes targeted on the new sulphide lens. It is anticipated that the drill program will be completed at the end of the first week of November.

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

dlw 11/13

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330